DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 T 919.786.2000 F 919.786.2200 W www.dlapiper.com

ROBERT H. BERGDOLT robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2202

February 19, 2008

Via Courier and EDGAR

Michael McTiernan, Special Counsel

Angela McHale, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	KBS Real Estate Investment Trust II, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed on February 19, 2008

File No. 333-146341

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan and Ms. McHale:

On behalf of our client, KBS Real Estate Investment Trust II, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Charles J. Schreiber, Jr., Chief Executive Officer of the Company, dated October 24, 2007 (the “Comment Letter”). This letter provides responses to the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes from the Company’s first filing on September 27, 2007, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

To date, the Company has not prepared any supplemental sales materials. The Company acknowledges, however, its obligations under Item 19.D. of Industry Guide 5, including its obligation to file supplemental sales literature prior to first use and to ensure that the sales literature is “consistent with the representations in the prospectus.”

2.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prior to first use, the Company will provide the Staff with supplemental copies of any graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the prospectus. We are providing supplementally a copy of the Company’s logo, which it plans to use on the cover of the prospectus and on the subscription agreement. This is the only graphic the Company has prepared to date. The Company will provide any additional graphics as they become available.

3.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase plan and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no- action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no-action letters cited above and the terms of the Company’s plan, including the requirement to honor redemptions on a pro rata basis (except for redemptions that would cause the redeeming stockholder to violate the ownership limits in the Company’s charter), we believe that the Company’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

4.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please advise us how the repurchases of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M. See Alston & Bird LLP (Letter dated October 22, 2007).

Alston & Bird LLP (Letter dated October 22, 2007) grants relief to non-listed REITs that purchase shares of their common stock under an established share redemption program while engaged in a distribution if five conditions are met. The Company’s proposed share redemption program meets each of these five conditions:

(i) there is no trading market for the Company’s common stock and none is expected to develop until the Company’s common shares are listed, which may never occur;

(ii) the Company’s share redemption program would terminate if a secondary market for the Company’s common stock ever developed;

(iii) the Company will redeem shares at a price that is lower than or equal to the current public offering price, depending upon how long a person has held his shares and whether the redemption is made upon a stockholder’s death or “qualifying disability”;

(iv) the terms of the plan are fully disclosed in the Company prospectus; and

(v) except with respect to the Company’s exemption from Regulation M with respect to the share redemption program, the Company will comply with Regulation M.

Cover Page

5.	Please revise the first bullet risk to clarify that there is no requirement that the company provide investors a liquidity event, whether through listing or liquidation. Please make similar changes to your summary risk factor and risk factor sections.

We have revised the cover page, the summary risk factors at page 2 and the risk factor section at page 26 to clarify that the Company’s charter will not (i) require its directors to seek stockholder approval to liquidate its assets by a specified date or (ii) require its directors to list its shares for trading by a specified date.

What is the experience of your sponsors?, page 5

6.	Please identify the “senior real estate professionals” that “average over 20 years of direct real estate experience.”

We have identified the senior real estate professionals that each have over 20 years of direct real estate experience on pages 5 and 74 as well as included their biographies under “Management – The Advisor” on page 70.

What conflicts of interest will your advisor face?, page 9

7.	Please revise the first bullet point to identify by name the other programs sponsored by KBS Capital Advisors that target similar investments and tenants as KBS II. Provide similar clarification in the risk factor on page 30 and under the heading “Conflicts of Interest” beginning on page 80.

We revised the first conflicts bullet on page 9, the risk factor on page 32 and the discussion under “Conflicts of Interest — Our Affiliates’ Interests in Other KBS Real Estate Programs – Allocation of Investment Opportunities” on page 85 to state that conflicts may arise among the Company, KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), the other non-traded REIT advised by KBS Capital Advisors, the one private KBS-sponsored program that is currently raising funds for investment and the three institutional investors for whom KBS serves as an advisor and for whom KBS is currently seeking investment opportunities as well as any programs that KBS affiliates sponsor in the future. We provided the number of the KBS-sponsored programs instead of the names of these programs to maintain their confidentiality. Note that the prior performance tables in the registration statement list the programs by the date of their first investment and by naming whether the program is a commingled account (multiple investors) or a single-client account.

KBS does not provide the actual names of these private partnerships because KBS has always committed to its clients to maintain – as much as possible – the confidentiality of their investments.

What are the fees that you will pay..., page 12

8.	Please disclose the amount of acquisition fees and origination fees assuming your target leverage ratio.

We have (i) revised the compensation tables in the prospectus summary at page 13 and under “Management Compensation” at page 79 and (ii) included a footnote in the estimated use of proceeds table in the prospectus summary at page 19 and under “Estimated Use of Proceeds” at page 62 to disclose acquisition and origination fees assuming the Company’s debt financing equals 65% of the cost of its real estate investments.

9.	Refer to your description of “Other Organization and Offering Expenses” on page 13. Please tell us whether the reimbursement amounts will include reimbursement for personnel costs of the advisor or dealer manager.

The reimbursements described under “Other Organization and Offering Expenses” on page 13 of the prospectus will include reimbursement of salaries and bonuses of the advisor’s internal marketing personnel who are responsible for generating and reviewing marketing materials, as well as managing the production and fulfillment of prospectus kits in connection with the offering. These reimbursements will also include the portion of a dual employee’s salary paid by KBS Capital Markets Group, the dealer manager, attributable to time spent planning and coordinating bona fide training and education meetings on the Company’s behalf.

10.	We note in your discussion of other operating expenses that you intend to reimburse your advisor for personnel costs. Please disclose whether you will reimburse the cost of asset management personnel used by the advisor to perform the services related to the asset management fee. Please provide an example of other personnel costs for which you will provide reimbursement.

We have revised the compensation tables in the prospectus summary at page 14 and under “Management Compensation” at page 80 to disclose that (i) though the advisor may seek reimbursement for personnel costs under the advisory agreement, the advisor does not intend to do so at this time and (ii) if the advisor does decide to seek reimbursement for personnel costs in the future, such costs may include the Company’s proportionate share of the salaries of persons involved in the preparation of documents to meet SEC reporting requirements. We note that to date KBS Capital Advisors has not sought reimbursement for personnel costs such as these from KBS REIT I even though KBS Capital Advisors is permitted to do so under its advisory agreement with KBS REIT I.

11.	Please disclose whether disposition fees may be paid in connection with a sale to an affiliate.

We have revised the compensation tables in the prospectus summary at page 15 and under “Management Compensation” at page 81 to disclose that although the Company does not intend to sell properties or other assets to affiliates, its organizational documents would not prohibit the Company from paying the advisor a disposition fee if it did decide to sell an asset to an affiliate. The Company’s charter would require that the conflicts committee conclude, by a majority vote, that the transaction is fair and reasonable to the Company and on terms and conditions no less favorable to the Company than those available from third parties.

12.	Refer to your disclosure regarding disposition fees. Please clarify whether you intend to only pay these fees during the liquidation/listing stage, or whether these fees may ever be paid during the operational stage.

We revised the compensation table in the prospectus summary at page 15 to state that although the Company is most likely to pay disposition fees to KBS Capital Advisors or an affiliate in the event of its liquidation, these fees may also be incurred during the operational stage. See also footnote 6 under “Management Compensation” at page 83.

How long will this offering last?, page 20

13.	Please revise to discuss limitations, if any, on your ability to commence a follow-on offering with the same or similar terms.

We included under “How long will this offering last?” on page 20 that the Company may conduct a follow-on offering upon the termination of this offering and that the Company’s charter will not restrict its ability to conduct offerings in the future.

Who might benefit from an investment in our shares?, page 20

14.	Please advise us why you have characterized this as a finite-life investment.

We have deleted the reference to this offering as a finite-life investment under “Who might benefit from an investment in our shares?” on page 21.

Will I be notified of how my investment is doing?, page 23

15.	Please disclose that investors will not be notified of the net asset value per share until three years after the completion of the offering, which may continue indefinitely. Please provide similar disclosure in the first risk factor on page 35.

We have included disclosure under “Will I be notified of how my investment is doing?” on page 24 to clarify that the Company expects to ask the advisor to provide annual valuations of its shares, that the advisor intends to use the offering price of shares until completion of the Company’s offering stage, and that there are no restrictions on the Company’s ability to conduct follow-on offerings.

We have also included similar language in the risk factor on page 37 under “The offering price of our shares was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. Until three years after we have completed our offering stage, we expect to use the most recent price paid to acquire a share in our offering as the estimated value of our shares. Even when determining the net asset value of our shares three years after completion of our offering stage, the value of our shares will be based upon a number of assumptions that may not be accurate or complete.”

Risks Related to Conflicts of Interest, page 29

16.	Please add disclosure to discuss any conflicts of interest that your affiliated dealer manager may face. We note your disclosure about your affiliated dealer manager on page 83.

Please see the risk factor on page 38 under “Because the dealer manager is one of our affiliates, you will not have the benefit of an independent due diligence review of us, which is customarily performed in underwritten offerings; the absence of an independent due diligence review increases the risks and uncertainty you face as a stockholder.”

Estimated Use of Proceeds, page 57

17.	In your calculation of gross offering proceeds to be used for investments and the repurchase of shares assuming the maximum offering amount, please provide support for how you reached the $9.04 calculation.

Because of changes to organization and offering expenses and because we are now disclosing only the amount available for investment from the primary offering, the dollar amount available for investment has changed. Described below is the formula we use to calculate the amount available for investment and the amount available for investment per share. This is the same method we used to calculate the $9.04 figure in the first filing except that proceeds from the dividend reinvestment plan are excluded.

Assumptions:	(i)	a $10.00 purchase price for shares sold in the primary offering;
	(ii)	no debt will be used to acquire assets;
	(iii)	70% of the Company’s investments will be made in core real estate properties and the Company will pay its advisor acquisition fees equal to 0.75% of the cost of these investments;
	(iv)	30% of the Company’s investments will be in the form of acquisitions or originations of loans and the Company will pay its advisor origination fees equal to 1.00% of the amount funded by the Company to acquire or originate mortgage, mezzanine, bridge or other loans; and
	(v)	all proceeds from the sale of shares under the dividend reinvestment plan are used to repurchase shares under the share redemption program and as a result proceeds from the dividend reinvestment are excluded.

Gross Offering Proceeds—(Selling Commissions + Dealer Manager Fees + Other Organization and Offering Expenses) = Net Proceeds

Net Proceeds of Primary Offering—(Acquisition Fees + Origination Fees) = Amount Available for Investment in Properties or Loans

Amount Available for Investment in Properties or Loans = AAI

Net Proceeds Primary Offering – [(.0075)(AAI)(0.70) + (.01)(AAI)(0.30)] = AAI

Net Proceeds Primary Offering = AAI + [(.0075)(AAI)(0.70) + (.01)(AAI)(0.30)]

Net Proceeds Primary Offering = AAI + [(0.00525 X AAI) + (0.003 X AAI)]

Net Proceeds Primary Offering = AAI + [AAI (0.00525 + 0.003)]

Net Proceeds Primary Offering = AAI + AAI (0.00825)

Net Proceeds Primary Offering = AAI (1 + 0.00825)

Net Proceeds Primary Offering / 1.00825 = AAI

$1,786,456,950/ 1.00825 = AAI

Amount Available for Investment = $1,771,839,276

Amount Available for Investment Per Share = $1,771,839,276 ÷ 200,000,000 = $8.86

Management, page 61

18.	We note that you have not disclosed your “independent directors.” To the extent these directors serve as directors in other KBS programs, please include a risk factor relating to relevant conflicts of interest.

We have named the independent director nominees in this filing. Each of the independent director nominees serves as a director of KBS REIT I. We have included a risk factor describing the relevant conflicts at page 34 under “Our board’s loyalties to KBS REIT I and possibly to future KBS-sponsored programs could influence its judgment, resulting in actions that may not be in our stockholders’ best interest or that result in a disproportionate benefit to another KBS-sponsored program at our expense.” We have included similar disclosure under “Conflicts of Interest” at page 87.

Executive Officers and Directors, page 63

19.	With respect to Mr. Bren, Mr. Schreiber and Ms. Yamane please discuss their business experience over the past five years, including their positions held with each of their previous employers. Refer to Item 401(e) of Regulation S-K. Please also disclose how long each person has been employed by the sponsor.

We have revised the biographies of Messrs. Bren and Schreiber and Ms. Yamane beginning at page 65 to discuss their experience over the last five years and how long each person has been affiliated with the sponsor.

Management Compensation, page 74

20.	We note that stock based compensation may be paid to affiliates of the advisor. Please provide additional disclosure regarding your policies for doing so. Please include in your disclosure a reference to how the incentive fees already built into the management contract will influence decisions regarding this stock based compensation.

The Company has determined not to adopt an equity-based compensation plan at this time. Should the Company adopt a plan in the future it would be approved by the stockholders and subject to the limitations set forth in Section 9.5 of the charter the Company will adopt prior to commencement of its offering. Should the conflicts committee decide to create a stock-based plan in the future, the conflicts committee will consider incentive fees under the advisory agreement in determining the policy for any equity compensation to be paid to affiliates of the advisor. See “Conflicts of Interest – Certain Conflict Resolution Measures – Other Charter Provisions Relating to Conflicts of Interest – Advisor Compensation” at page 89.

Allocation of Investment Opportunities, page 82:

21.	If applicable, please add a discussion about the potential conflict of interest with respect to soliciting investors in your company, since the KBS REIT I offering is still open.

As disclosed in the registration statement, KBS REIT I’s offering will terminate shortly after commencement of this offering. The Company does not expect that there will be any period of time where both it and KBS REIT I are making offers in the same jurisdiction at the same time.

Receipt of Fees..., page 82

22.	Refer to the third and fourth bullet points. Please explain in greater detail how the fees that may be provided to KBS Capital Advisors are “success-based fees.” Explain what they are being incentivized to do and how their successful performance relates to the actual payment of fees.

The “success-based sale fees” refer to the “subordinated participation in net cash flows” and the “subordinated incentive listing fee” payable to the advisor with respect to the Company and KBS REIT I and to comparable incentives fees that are based on participation in net cash flows payable to the respective KBS investment advisor for the private KBS-sponsored funds and KBS institutional investors. We have changed “success-based sale fees” throughout the document to “subordinated incentive fees” to clarify the reference. See pages 32, 86, et. al.

The Company may pay two possible incentive fees:

Subordinated Participation in Net Cash Flows – After investors in its offerings have received a return of their net capital contributions and an 8.0% per year cumulative, noncompounded return, KBS Capital Advisors is entitled to receive 15.0% of the Company’s net cash flows, whether from continuing operations, net sale proceeds or otherwise. This fee is payable only if the Company is not listed on an exchange.

Subordinated Incentive Listing Fee – Upon listing of the Company’s common stock on a national securities exchange, KBS Capital Advisors is entitled to a fee equal to 15.0% of the amount by which (i) the market value of the outstanding stock plus distributions paid by the Company prior to listing exceeds (ii) the sum of the total amount of capital raised from investors and the amount of cash flow necessary to generate an 8.0% per year cumulative, noncompounded return to investors.

In the event the subordinated incentive listing fee is earned by KBS Capital Advisors as a result of listing the shares on a national securities exchange, any previous payments of the subordinated participation in net cash flows will offset the amounts due pursuant to the subordinated incentive listing fee, and the Company will not be required to pay KBS Capital Advisors any further subordinated participation in net cash flows. Upon termination of the advisory agreement, KBS Capital Advisors may be entitled to a similar fee if KBS Capital Advisors would have been entitled to a subordinated participation in net cash flows had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination. Under the charter the Company will adopt prior to commencement of the offering, the Company could not increase these success-based fees without the approval of a majority of its independent directors, and any increase in the subordinated participation in net sale proceeds would have to be reasonable. The charter will provide that an interest in gain from the sale of assets is “presumptively reasonable” if it does not exceed 15% of the balance of net sale proceeds remaining after investors have received a return of their net capital contributions and a 6% per year cumulative, noncompounded return.

KBS REIT I’s advisory agreement with KBS Capital Advisors provides for the same incentive fees. As noted in the prior performance summary at page 124, a majority of the private KBS-sponsored funds pay real estate commissions, disposition fees and/or incentive fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors or based on gains from the sale of assets. Specifically, two of the funds in Table II pay incentive fees based on gains from the sale of assets and eight of the funds in Table II pay back-end fees based on participation interests in the net cash flows of the funds’ assets after achieving a stipulated return for the investors.

Advisor Compensation, page 84

23.	Please revise the first bullet to disclose whether the board will also consider stock compensation paid to affiliates of the advisor and the reimbursement of advisor costs.

We have revised the first bullet on page 89 to state that in renewing the advisory agreement the conflicts committee will consider, among other factors, the amount of the fees and any other compensation, including any stock-based compensation, paid to KBS Capital Advisors and its affiliates in relation to the size, composition and performance of the Company’s investments. We have also included a new bullet reflecting that, in making this determination, the Company’s charter will also require the conflicts committee to determine whether the expenses incurred by the Company are reasonable in light of the investment performance of the Company, its net assets, its net income and the fees and expenses of other comparable unaffiliated REITs.

Investments in Other Debt-Related Investments, page 97

24.	We note you may invest in non-investment grade CMBS tranches. Please briefly describe the diligence issues related to such investments.

We have revised the discussion of commercial mortgage-backed securities to address the diligence process. See page 103.

Disposition Policies, page 104

25.	Please disclose whether stockholder liquidity will be a factor considered by the board in determining whether listing or liquidating will result in “greater value” for your stockholders.

We revised the disclosure on page 110 to state that one of the factors the Company’s board of directors will consider is stockholder liquidity when determining whether listing or liquidating will result in greater value for the stockholders.

Liquidity and Capital Resources, page 108

26.	Discuss the impact on your investment opportunities if only the minimum subscription amount is achieved, as well as the impact on your operations, in light of the fact that you do not intend to reserve any of your gross proceeds from this offering for future capital needs.

We have included disclosure under “Plan of Operation – Liquidity and Capital Resources” at page 113 to discuss the impact on the Company’s investment opportunities and operations if the Company does not raise substantially more than the minimum offering amount. Specifically, we discuss the effect on the diversity of the Company’s portfolio and that the Company will have certain fixed operating expenses, regardless of the amount the Company raises in the offering. We also disclose that the Company does not expect to establish a reserve for capital expenditures from offering proceeds but that to the extent the Company has insufficient funds for capital expenditures in the future, the Company may need to establish reserves from offering proceeds, out of cash flow from operations or net cash proceeds from the sale of properties.

Results of Operations, page 109

27.	You state that your advisor is not aware of any material trends or uncertainties, other than national economic conditions affecting real estate generally, that may be reasonably anticipated to have a material impact, favorable or unfavorable, on revenues or income from the acquisition and operation of real properties and other real estate-related investments, other than those referred to in this prospectus. Please revise to discuss the material trends referenced in the prospectus, including current competitive conditions in the real estate market. Please also discuss the effect of the recent issues in the credit markets.

We have included a discussion under “Plan of Operations – Results of Operations” at page 114 to address competition in the real estate market and the current market conditions in the real estate finance market.

Distribution Policy, page 112

28.	Please disclose your policy with respect to sourcing dividends from debt or offering proceeds.

We included disclosure on page 117 to clarify that the Company’s policy is generally to pay distributions from cash flow from operations and not to pay distributions from offering proceeds; however, the board has the authority under the Company’s organizational documents, to the extent permitted by Maryland law, to pay distributions from any source, including borrowings, offering proceeds or the proceeds from the issuance of securities. We note that the Company expects to have little, if any, cash flow from operations available for distributions until it makes substantial investments. Further, because the Company may receive income from interest or rents at various times during the fiscal year and because the Company may need cash flow from operations during a particular period to fund capital expenditures and other expenses, the Company expects that at least during the early stages of its development and from time to time during its operational stage, it will declare distributions in anticipation of cash flow that it expects to receive during a later period and it will pay these distributions in advance of its actual receipt of these funds. In these instances, the Company expects to look to third-party borrowings to fund its distributions. It may also fund such distributions from advances from its advisor or sponsors or from the advisor’s deferral of its asset management fee.

Prior Performance Summary Private Programs, page 114

29.	To the extent available, please update your narrative portfolio information to the most recent quarter for which financial statements are required for the company.

We have updated the information in the prior performance summary as of September 30, 2007 where available.

General, page 160

30.	We note your use of the term “offering stage.” Please explain this term when first used, including whether it may include any follow-on offerings.

We have clarified the term “offering stage” throughout the document noting that the Company will consider its offering stage complete when it is no longer publicly offering equity securities – whether through this offering or follow-on public offerings – and has not done so for one year. See pages 24, 38, 150 and 167, etc.

31.	We note your disclosure that after the offering DRIP shares will price at NAV. However, we also note your earlier disclosure that NAV will not be calculated until three years after the offering. Please advise.

We have corrected the language on page 167 noting that three years after the completion of the Company’s offering stage, the shares issued pursuant to the dividend reinvestment plan will be priced at the net asset value per share of the common stock.

Compensation of Dealer Manager and Participating Broker-Dealers, page 161

32.	Refer to your disclosure in the last paragraph on this page. Please revise the disclosure to clarify the relationship between the projected $200 million sales volume threshold and the reallowance.

As disclosed on page 168, in special cases, the dealer manager may increase the amount of the dealer manager fee it reallows to participating broker-dealers. We have revised the disclosure to clarify that whether the reallowance to any participating broker-dealer will exceed 1%, and the extent of any excess, will not depend on the actual amount of gross proceeds raised by that broker-dealer. Rather, the dealer manager expects that any decision to reallow more than 1% of gross offering proceeds from the dealer manager fee would be based solely on projected sales volume of at least $200 million on an annualized basis by the participating broker-dealer at the time it enters into a selling agreement and marketing fee agreement with the dealer manager. Thus, the dealer manager may reallow a larger portion of its dealer manager fee to participating broker-dealers with large national retail networks that are projected to sell a large volume of shares in the offering.

33.	In the last full paragraph on page 163, you state that the discounted shares will result in “substantially” the same net proceeds as the net proceeds you will receive from other shares. Please explain the use of “substantially” here. When will the proceeds you receive differ from that which you receive from other shares?

The net proceeds to the Company will be substantially the same for sales made at $9.40 and $10.00 because the dealer manager fee is based on the gross proceeds from the sale. The dealer manager receives a fee of 3.5% of gross proceeds for sales in the offering and as a result receives $0.329 per share in dealer manager fees for sales at $9.40 as opposed to $0.35 per share for sales at $10.00, resulting in slightly higher proceeds to the Company for sales at $9.40.

Financial Statements

Prior Performance Tables

Table I—Experience Raising and Investing Funds, page F-16

34.	We noted your footnotes regarding certain disclosures for each of the four programs closed within the past three years. For each of these programs, please note on the face of the table the actual length of the offerings since you consider each of these program’s offerings to have ended, as well as the corresponding date the offerings began. Further, for those programs for which you are no longer identifying potential properties for purchase, please note the amount of months that were necessary to meet the 90% threshold as required.

The programs included in Table I did not conduct continuous offerings. Capital is raised by these partnerships only as assets are identified pursuant to a partnership agreement between a KBS affiliate and an institutional investor. The investor in the partnership contributes capital after the KBS advisor determines that an acquisition meets the investment objectives that the KBS advisor has established for the partnership, i.e., after the KBS advisor has performed the necessary due diligence with respect to the acquisition. Because money is raised by these partnerships as assets are identified for investment, for the purpose of determining if any offerings closed during the specified period, we included information for programs that had acquisitions close during that period, as discussed with the Staff during the review of KBS REIT I’s initial public offering. (See correspondence with Staff dated October 12, 2005 (comment #5) and correspondence with Staff dated October 27, 2005, both filed with the Commission on October 28, 2005). Because it would be difficult to reflect this information in the table, we used footnotes to discuss these offerings.

Table II—Compensation to Sponsor, page F-18

35.	Please complete the “date offering commenced” row rather than rely on footnotes.

Please see response to comment 34.

36.	Please explain to us how the Advisory fees in Table II, which are footnoted as being acquisition fees as a percentage of purchase price and other capitalized costs, compare to the percentages for Acquisition fees and Other capitalized costs as disclosed within Table I.

We have corrected and clarified information in Tables I, II and VI to consistently present advisory/ acquisition fees and the source of funds for investment. The advisory fees in Table II are acquisition fees that are equal to a percentage of the purchase price of acquisitions (including leverage used to fund the acquisition) plus other capitalized costs and are paid to the KBS sponsor. Because the programs used leverage to acquire their properties, the advisory fee (called acquisition fees in Table I) is equal to 2.5% to 2.6% of the percentage the dollar amount raised by these programs.

		Separate Account 06/05	Separate Account 08/05	Separate Account 05/06	Separate Account 10/06
“Dollar Amount Raised” per Table II	(#1)	$50,043,000	$49,180,000	$37,932,000	$26,114,000
Total Acquisition Costs for Properties Acquired from “Dollar Amount Raised”	(#2)	$127,529,605	$122,872,316	$99,062,196	$67,548,566
Acquisition Fee per Table II		$1,267,000	$1,217,000	$977,000	$327,000
Adjustment per Footnote (7) on Table I					$340,000	(A)

	(#3)	$1,267,000	$1,217,000	$977,000	$667,000

Total Acquisition Costs per Table I as % of Dollar Amount Raised	(#2)/(#1)	254.8%	249.8%	261.2%	258.7%
Acquisition Fee as a Percentage of Dollar Amount Raised per Table I	(#3/(#1)	2.5%	2.5%	2.6%	2.6%

(A)

Acquisition fee of $340,000 related to the acquisition of Ten West Corporate Center payable to KBS sponsor. Ten West Corporate Center was acquired on December 28, 2006 and the acquisition fee was paid in January 2007. Because the acquisition fee was paid January 2007, it is not included in Table II.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-2

37.	Please disclose what consideration you received for the 20,000 share issuance to KBS Capital Advisors.

We have disclosed on page II-2 that the Company issued 20,000 shares of its common stock to KBS Capital Advisors at a purchase price of $10.00 per share for an aggregate purchase price of $200,000.

Exhibits

38.	Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

We have included a form of the legal and tax opinions with this amendment as well as updated versions of the form of charter, form of advisory agreement and form of subscription agreement. We have also filed the amended and restated bylaws of the Company and the statement on the restrictions on transferability of the shares.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer

KBS Real Estate Investment Trust II, Inc.